Exhibit 1.1

London, 24 July 2014

CSR PLC UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 27 JUNE 2014

Record Gross Margins. Strong IFRS profit growth with sale of Imaging IP.

Increasing momentum for CSRmesh™ and Bluetooth® Smart in Internet of Things.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today report second quarter results for the 13 weeks (“Q2 2014”) and the half year (“H1 2014”) to 27 June 2014:

Second Quarter Financial Summary	IFRS		Underlying*
	Q2 2014	Q2 2013	Q2 2014	Q2 2013
Revenue	$193.7m	$262.5m	$193.7m	$262.5m
Core revenue**	$175.6m	$203.1m	$175.6m	$203.1m
Gross margin	57.0%	51.8%	57.5%	52.6%
Operating profit	$64.5m	$22.3m	$29.5m	$39.3m
Profit for the period	$60.3m	$18.3m	$23.5m	$32.1m
Diluted earnings per share	$0.34	$0.10	$0.13	$0.18
Net cash from operating activities	$8.7m	$30.0m	$8.7m	$30.0m
Cash, cash equivalents and treasury deposits	$236.8m	$285.0m	$236.8m	$285.0m

Half Year Financial Summary	IFRS		Underlying*
	H1 2014	H1 2013	H1 2014	H1 2013
Revenue	$374.5m	$500.4m	$374.5m	$500.4m
Core revenue**	$328.1m	$375.0m	$328.1m	$375.0m
Gross margin	56.2%	51.2%	56.6%	52.0%
Operating profit	$61.2m	$30.0m	$41.0m	$58.4m
Profit for the period	$56.3m	$19.4m	$32.2m	$44.7m
Diluted earnings per share	$0.32	$0.11	$0.18	$0.25
Net cash from operating activities	$7.3m	$18.5m	$7.3m	$18.5m

•	Q2 2014 financial performance:

•	Revenue of $193.7m (Q2 2013: $262.5m) down 26% year-on-year as expected, mainly reflecting a 70% decline in Legacy revenue,

•	Core revenue of $175.6m (Q2 2013: $203.1m), down 14% year-on-year, primarily due to weakness in Camera, Gaming and non-factory-fit Auto, as well as reflecting non-recurring Voice & Music revenue in China during Q2 2013,

•	Record IFRS gross margin 57.0% (Q2 2013: 51.8%) and record underlying gross margin 57.5% (Q2 2013: 52.6%) due to change in revenue mix towards Core,

•	IFRS operating profit sharply up to $64.5m (Q2 2013: $22.3m) mainly reflecting benefit from Imaging IP asset sale; underlying operating profit of $29.5m (Q2 2013: $39.3m),

•	IFRS diluted earnings per ordinary share of $0.34 (Q2 2013: $0.10); underlying diluted earnings per ordinary share of $0.13 (Q2 2013: $0.18),

•	Ended Q2 2014 with cash, cash equivalents and treasury deposits of $236.8m (Q2 2013: $285.0m), due to $50m share buyback and payment of 2013 final dividend,

•	Continue to return cash to shareholders with additional $20m buyback and $20m EBT purchase.

•	Momentum in platform strategy:

•	aptX® added 27 licences during Q2 2014, taking total to nearly 280, and increased adoption for aptX in Automobiles, with Clarion implementing aptX for in-vehicle head units,

•	Series of Tier One design wins for Bluetooth Smart including Lenovo and Philips,

•	Three Tier One design wins for Bluetooth and Bluetooth Smart in set-top boxes,

•	CSRmesh gaining increasing market traction in consumer lighting and home automation,

•	Entered into volume production for Auto factory-fit SoC during Q2.

•	Interim dividend $0.052 per ordinary share, up 15% from the 2013 interim dividend of $0.045 per ordinary share.

Joep van Beurden, Chief Executive Officer, said: “During the second quarter, we continued our successful migration towards a more profitable platform business, which we believe provides strong growth opportunities. Encouragingly, our underlying gross margin reached a record of 57.5%, while we saw a sharp growth in IFRS profitability following the sale of our Imaging IP assets.

“Our Core businesses of Voice & Music, Auto factory-fit and Bluetooth Smart are performing well and we expect Core to return to year-on-year growth during H2 2014 and 2015.

“We expect Voice & Music to show strong year-on-year quarterly growth during Q3 and Q4 this year, and have entered into volume production with our Auto factory-fit system-on-a-chip (SoC). I am particularly excited by the customer response for Bluetooth Smart, which includes multiple design wins for CSRmesh, positioning us well for the rapidly developing Internet of Things market for home automation and consumer lighting.”

OUTLOOK

We expect third quarter revenue to be in the range of $200m to $220m.

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, integration & restructuring costs, patent and litigation settlements, the release of a litigation provision, reversal of impairment charges, gain on sale of Imaging IP, other operating income, the unwinding of discount on non-underlying items, derecognition of deferred tax on deferred tax losses, deferred tax on unexercised share options and prior year tax adjustments relating to non-underlying items. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures at the back of this announcement.
**	Core includes Automotive Infotainment, Bluetooth® Smart, Document Imaging and Voice & Music and the nascent market of Indoor Location.

Notes to Financial Summary Tables

Non-IFRS Disclosure: Although we prepare our financial statements in accordance with IFRS, we also report and discuss additional measures that we call “underlying.” These underlying measures are not IFRS measures. Management believe that these underlying measures provide investors with useful information regarding our ongoing performance by excluding certain amounts that are included in the comparable IFRS numbers, which can distort trends. We present “underlying” measures in this document (a) as we believe they provide consistency between the way the business is reported, and the way management view the business and discuss its performance with investors; (b) to share metrics with all investors at the same time; (c) to disclose the main drivers of management remuneration and reward; and (d) to assist investors in understanding management decisions and the long term value of CSR. We use “underlying” measures in our business to (a) evaluate performance and value creation; (b) make resource allocation decisions; (c) provide performance targets for management remuneration and reward; and (d) target long term growth opportunities. “Underlying” measures are not defined terms under IFRS or any other GAAP and, therefore, the definitions should be carefully reviewed by our shareholders and investors. “Underlying” measures are not intended to be a substitute for IFRS measures, and are not superior to the IFRS measures reported. The definition of “underlying” measures can differ between companies, even if such measures have similar names. In addition, the adjustments made between “underlying” and IFRS measures are in some cases recurring, and we do not represent that these are outside the normal course of business. Some of the adjustments are based on management’s judgment in terms of both classification and estimation. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	Charlie Palmer
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, VP Investor Relations	Tel: +44 (0) 20 3727 1000
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

Conference call and presentation	9.00 am BST, 24 July 2014 at J.P. Morgan Cazenove, 60 Victoria Embankment EC4Y 0JP (entrance at One John Carpenter Street)

Details of the live audio webcast and audio call:	UK Toll Free: 0808 237 0033 USA and Canada Toll Free: 1 877 8414 558 Rest of the world: +44 20 342 62845

Replay:	UK Toll Free: 0808 237 0026 (outside the UK): +44 20 3426 2807 Access Code: 649213#

Details:	Also available on the CSR website* - http://www.csr.com/csr.com/Q2-2014-webcast-uk

*	The information on our website is not incorporated by reference into this report.

The third quarter 2014 results are expected to be announced on 29 October 2014.

Executing Against our Strategy

Our goal is to deliver growing shareholder returns by generating revenue growth and increasing profitability. We seek to do this by focusing our investment on markets that are growing and where we can deliver differentiated platforms with a leading market position. We currently develop enhanced and connected platforms in the areas of Voice & Music, Auto and Consumer. We focus on five end markets in our Core business group – Automotive Infotainment, Bluetooth Smart, Document Imaging, and Voice & Music and the nascent market of Indoor Location – which we believe will enable us to achieve our goal over the medium and longer term.

We take a disciplined approach to capital allocation, investing in markets where we see prospects for revenue growth.

Our aim is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We are developing our CSR Service Delivery Platform to enable us to offer new services to our customers based on our hardware and software applications. We expect our total serviceable addressable market to grow from approximately $4.0 billion in 2014 to $6.6 billion in 2019 (excluding revenues from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate of 11 per cent.

Last twelve months (LTM) Core revenue of $675.4 million (Q2 2013: $718.2 million) decreased 6% year-on-year, reflecting the impact from non-recurring revenue in China due to the enforcement of hands-free driving legislation in H1 2013. Core underlying gross margins for Q2 2014 were, as expected, around the top end of our stated range of 55% - 60% at 59.2% (Q2 2013: 59.6%).

Financial Metrics

Core revenue declined by 14% year-on-year in Q2 2014 to $175.6 million (Q2 2013: $203.1 million), mainly reflecting a reduction in Camera, Gaming and non-factory-fit Auto revenue.

We see good growth opportunities in our Core business including Voice & Music, Auto factory-fit, and Bluetooth Smart. In Voice & Music, the impact due to the enforcement of hands-free driving legislation stopped after H1 2013 and we expect strong growth year-on-year in the third quarter. We continue to expect Core revenue for H2 2014 to be broadly in line with management expectations, with Core growing year-on-year during H2 2014 and 2015.

As previously reported, we expect 2014 Legacy revenue to decline by around 70% compared to the 2013 financial year. Core gross margins for 2014 are expected to be around the top end of our previously stated range of 55% - 60%. We continue to expect our underlying operating costs to be around the lower end of $340 million and $350 million for 2014. Our underlying operating profit margin for Q2 2014 was 15.2% and we expect our underlying operating profit margin to be within the previously stated target of mid-teens during H2 2014.

Tax

Our underlying effective tax rate for Q2 2014 was 21.1%. We expect the underlying effective tax rate in 2014 to be around 20%, due to overall changes in the geographic mix of our business and the implementation of the Patent Box in the UK. We continue to expect minimal cash tax in 2014.

Sale of Imaging IP Assets

We take a disciplined view of capital allocation. In December 2013, we announced that we would cease development of future camera-on-a-chip (COACH®) platform products. In June 2014, we completed the sale of certain Imaging intellectual property (IP) assets associated with the camera business, together with the team devoted to their development, for a total consideration of $44.0 million. Refer to note 11 for further details.

The people and assets transferred were part of the COACH business. We will continue to supply and support customers who have implemented the current generation of COACH.

Progress on Platforms

In Auto, we experienced increased demand from Tier One customers for our connectivity products during the second quarter. Several of the previously reported design wins for our autograde Wi-Fi® are in volume production with a number of customers and we continue to ship our Wi-Fi to major Tier One original equipment manufacturers (OEM). Currently, the majority of the Wi-Fi automotive designs listed by the WFA utilise CSR products.

We have entered volume production for our auto infotainment SoCs with previously reported design wins with Tier One factory-fit OEMs. We continue to see good interest from Tier One factory-fit OEMs in our upcoming new generation automotive SoC and continue to see increased adoption for aptX in automobiles, with Clarion adopting aptX for in-vehicle head units containing aptX decoders.

During Q2 2014, together with Abalta Technologies, we announced a partnership to integrate Abalta’s connected car solution, WEBLINK, with our SiRFprimaII™ In-Vehicle Infotainment (IVI) location, connectivity and multimedia SoC. This collaboration enables consumers to use any smartphone to interact with their cars’ infotainment systems, as WEBLINK is smartphone ‘agnostic’. Abalta’s WEBLINK technology enables IVI systems to display smartphone applications and utilise the smartphone browser, which enables a user’s phone to become the primary computing device with the vehicle head unit, acting as a ‘terminal’ to the phone.

In Voice & Music, we continue to expect long-term growth for streaming audio via Bluetooth as the proliferation of Bluetooth-enabled wireless audio devices increases. Examples of where such growth is anticipated is in the soundbar market, as consumers use this speaker format to deliver audio from their flatpanel TVs. We are also seeing increasing consumer demand for wireless speakers and headphones, which we believe is driven by growth in listening to music on tablets and other mobile devices, including smartphones. As the opportunities within this market expand, the level of competition is intensifying, in particular in China for low cost entry level audio products.

Customers including Motorola, Sony, Vizio and Xiaomi released new audio products in Q2 2014.

We expect that there will be an increasing demand in the wireless home entertainment ecosystem for products utilising Bluetooth, Bluetooth Smart and Wi-Fi, combined with our technologies such as aptX and aptX Low Latency, DDFA power amplification, MAPX™ audio DSP and most recently, the Reciva® internet radio service, which is discussed below.

aptX added 27 license agreements during Q2 2014. During Q2, there were significant end product introductions featuring aptX, with 48 products launched from companies including smartphones and tablets from Sony, Asus, Samsung, LG and HTC along with Vizio and Denon for decoders. At the end of Q2 2014, we had around 280 licensees for our aptX technology, a strong pipeline of pending product launches and believe that continued adoption of aptX has contributed to maintaining a strong market position for our products in the wireless audio market.

During Q3 2014, we expect to see first revenue for our VibeHub™ platform, which will allow device manufacturers to deliver multi-room networked home audio products. This technology enables products to take content from any local or cloud-based source and create a multi-room audio experience over an existing home Wi-Fi network.

In Consumer, we saw increasing customer traction for our Bluetooth Smart product range. Our pipeline of design wins for Bluetooth Smart continues to grow in areas such as Human Interface Devices, remote controls, wearables, and consumer lighting. We believe that these series of design wins, combined with increasing traction in the Voice & Music market, positions us to grow our presence in the developing wireless home entertainment ecosystem. This ecosystem comprises wirelessly connected products such as Smart TVs, set-top boxes, remote controls, sound bars, sub-woofers, 3D glasses, stereo headsets, game controllers and keyboards.

Our Bluetooth and Bluetooth Smart solutions are gaining traction in the home entertainment ecosystem. We have three Tier One design wins with major operators for set-top boxes, one of which utilises aptX Low Latency.

Design wins during Q2 2014 include Lenovo for its new S9 and S52 Smart TVs, which have fully featured Bluetooth Smart remote controls, Incipio with its offGRID Smart Portable Backup Batteries, and Tanita with its new smart weight scales. Our Bluetooth Smart remote platform has also been integrated into Philips’ uWand reference design, a complete firmware and hardware solution for developing pointing and gesture based remote controls. The CSR Smart Remote platform is an end-to-end solution utilizing CSR1010™ and the CSR8510™, enabling seamless data transfer between a remote control and TV or set-top-box.

In February 2014, we announced CSRmesh, a disruptive Bluetooth Smart technology designed to place the smartphone at the centre of the Internet of Things (IoT), which enables an almost unlimited number of Bluetooth Smart enabled devices to be networked together and controlled directly from a single smartphone, tablet or PC. We are experiencing a high level of interest in this technology from a wide range of manufacturers.

In Q1 2014, we reported that two Tier One companies had chosen CSRmesh for lightbulb solutions and in Q2 2014, Samsung announced its smart lighting solutions, based on CSRmesh. We also have secured multiple wins for CSRmesh for consumer lighting and see customer interest for a range of IoT applications.

In April 2014, CSR and OriginGPS announced a series of high-performance GNSS modules using CSR’s SiRFStarIV™ and SiRFstarV™ product lines. The new modules are smaller than current solutions and deliver a reduction in time-to-first-fix, making them ideal for health and fitness trackers, sports watches, medical devices and wearable action cameras.

We continue to see competition in our markets from existing and new entrants and we see increasing investment by these companies in emerging, as well as more established, markets.

Technology Developments

In May, we announced that our SiRFstarV architecture had established a position fix using Galileo satellites. Galileo support is required to implement the European Commission’s recently mandated eCall emergency response system for light vehicles, which will automatically send emergency notification messages from these vehicles when involved in an accident.

Operating Results

Under IFRS, gross margin in Q2 2014 was a record 57.0% (Q2 2013: 51.8%). Underlying gross margin increased from 52.6% in Q2 2013 to a record 57.5% in Q2 2014. Core underlying gross margin was 59.2% (Q2 2013: 59.6%) and Legacy underlying gross margin was 40.6% in Q2 2014 (Q2 2013: 28.9%).

Our IFRS operating expenses for Q2 2014 were $84.7 million (Q2 2013: $113.5 million) and declined for the reasons discussed below and also due to lower restructuring costs, following the completion of various restructuring programmes, and a decrease in share based payment charges. The decrease in share based payment charges is due to the decline in the share price during the quarter, which impacted the liability arising from social security due on share options and reduced liabilities related to cash settled share option schemes, as well as adjusting the fair value of certain share awards granted and vested during the quarter, resulting in credits to the share based payment charge.

Our underlying operating expenses in Q2 2014 were $81.8 million (Q2 2013: $98.6 million), with underlying R&D costs of $52.0 million (Q2 2013: $60.9 million) and underlying SG&A costs of $29.8 million (Q2 2013: $37.7 million). Q2 2014 underlying operating expenses fell year-on-year, mainly due to lower variable employee expenses, a reduced cost base following the discontinuation of investment in our COACH platform and the inclusion of UK R&D tax credits in operating profit in Q2 2014, as opposed to a credit to the tax charge in Q2 2013.

The key differences between IFRS operating profit and underlying operating profit include the reversal of impairment charges (Q2 2014: $23.3 million; Q2 2013: $nil); the gain from the sale of Imaging IP (Q2 2014: $15.3 million; Q2 2013: $nil), share based payment charges of $1.5 million (Q2 2013: $8.4 million), amortisation of intangibles of $2.0 million (Q2 2013: $4.7 million) and integration and restructuring costs of $0.7 million (Q2 2013: $5.6 million).

Share Count

The diluted weighted average number of ordinary shares at the end of Q2 2014 was 174.6 million, broadly the same as the diluted weighted average number of ordinary shares at the end of the previous quarter (Q1 2014: 174.8 million).

Reciva

In June, we acquired the people and assets of Reciva Limited, a private company based in Cambridge, UK. Reciva aggregates internet radio and streaming music services in the cloud and provides a common interface which can stream multiple services to internet connected audio products. It currently has more than two hundred thousand subscribers and will enhance CSR’s Voice & Music business by adding streaming audio capabilities to its networked audio products via CSR’s Service Delivery Platform. Refer to note 10 for further details.

Operating Review

Second quarter revenue and gross margin by reportable segment	Q2 2014	Q2 2013	Revenue growth from Q2 2013 to Q2 2014
Auto	$52.0m	$63.6m	(18%)
Voice and Music	$89.4m	$92.6m	(3%)
Consumer	$34.2m	$46.9m	(27%)
Core	$175.6m	$203.1m	(14%)
Underlying gross margin - Core	59.2%	59.6%
Legacy Products	$18.1m	$59.4m	(70%)
Underlying gross margin - Legacy Products	40.6%	28.9%
Total revenue	$193.7m	$262.5m	(26%)
Underlying gross margin - total	57.5%	52.6%

Half year revenue and gross margin by reportable segment	H1 2014	H1 2013	Revenue growth from H1 2013 to H1 2014
Auto	$104.3m	$118.8m	(12%)
Voice and Music	$150.0m	$166.7m	(10%)
Consumer	$73.8m	$89.5m	(18%)
Core	$328.1m	$375.0m	(13%)
Underlying gross margin - Core	59.7%	58.6%
Legacy Products	$46.4m	$125.4m	(63%)
Underlying gross margin - Legacy Products	35.3%	32.3%
Total	$374.5m	$500.4m	(25%)
Underlying gross margin - total	56.6%	52.0%

Auto

Q2 2014: 27% of revenue; Q2 2013: 24% of revenue (H1 2014: 28% of revenue; H1 2013: 24% of revenue)

Revenue in the Auto business was $52.0 million in Q2 2014 (Q2 2013: $63.6 million), a decrease of 18% over the comparable period last year. While we see continued growth in Auto factory-fit, that growth was more than offset in Q2 2014 by revenue declines in Auto PND and Auto aftermarket in China due to increased competitive pressures. In the last twelve months (LTM) to Q2 2014 our Auto revenue was $214.4 million (Q2 2013: $223.4 million), a decrease of 4%.

Factory-fit Auto Wi-Fi revenue in Q2 2014 saw strong growth year-on-year. Following our series of announced design wins in factory-fit automotive Wi-Fi and a strong pipeline of design wins from factory-fit infotainment platform SoCs, we expect to see growth from Auto factory-fit during 2014. The majority of our revenue in Auto is currently derived from the factory-fit segment and we saw double-digit year-on-year quarterly growth for Auto factory-fit during Q2 2014.

Voice & Music

Q2 2014: 46% of revenue; Q2 2013: 35% of revenue (H1 2014: 40% of revenue; H1 2013: 33% of revenue)

Revenue in the Voice & Music business in Q2 2014 was $89.4 million (Q2 2013: $92.6 million), a decrease of 3% on the comparable period last year, reflecting the impact of the enforcement of hands-free driving legislation in China in the second quarter of 2013. There was no impact from this legislation in following quarters and we expect Voice & Music to grow strongly year-on-year in the third quarter.

In the last twelve months (LTM) to Q2 2014, our Voice & Music revenue was $295.2 million (Q2 2013: $273.6 million), an increase of 8%. Our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets and active speakers. We continue to hold a leading position in the area of Bluetooth audio.

Consumer

Q2 2014: 18% of revenue; Q2 2013: 18% of revenue (H1 2014: 20% of revenue; H1 2013: 18% of revenue)

Revenue in the Consumer business in Q2 2014 was $34.2 million (Q2 2013: $46.9 million), a decrease of 27% over the comparable period last year. This was primarily due to a decrease in revenue derived from Cameras and Gaming. In the last twelve months (LTM) to Q2 2014, our Consumer revenue was $165.8 million (Q2 2013: $221.2 million) a decrease of 25%.

As expected, revenue in Cameras declined, with revenue in Q2 2014 significantly down year-on-year to $7.3 million (Q2 2013: $13.3 million).

In Gaming, revenue declined in Q2 2014 compared to Q2 2013, due in part to weakness in some areas of the console market.

Revenue in our Document Imaging business has been broadly stable.

We have seen a high level of interest in the area of Bluetooth Smart and a growing pipeline of design wins, with Q2 revenue strongly increasing year-on-year. While Bluetooth Smart revenue is small compared to our overall revenue base, we continue to see the potential for strong growth in this area during 2014 and beyond. This is being driven in part by the opportunity to use a Bluetooth Smart Ready device directly, or as a gateway to the cloud, for IoT applications. We expect this technology, which is already available in many smartphones and tablets from major manufacturers, will result in the proliferation of an ecosystem of peripherals and other Bluetooth Smart products around such devices.

In particular, we expect to see increased use of Bluetooth Smart in devices such as remotes, HID devices (keyboard and/or mouse), together with health and fitness products, and Auto, as well as products based on our CSRmesh technology in areas such as consumer lighting and home automation.

We are making good progress with the commercial development of our Indoor Location platform which is in trial with Tier One companies. We expect that the adoption of Bluetooth Smart enabled indoor beacons will increase the use of indoor maps and indoor navigation applications, which in turn, could increase the market for our Indoor Location technology.

Legacy Products

Q2 2014: 9% of revenue; Q2 2013: 23% of revenue (H1 2014: 12% of revenue; H1 2013: 25% of revenue)

Legacy Products consists of the discontinued Home Entertainment business lines acquired as part of the acquisition of Zoran in 2011 and the handset connectivity and handset location business lines retained following the transaction with Samsung in 2012. Revenue in Legacy Products in Q2 2014 was $18.1 million (Q2 2013: $59.4 million), a decrease of 70% over the comparable period last year. We continue to expect that Legacy Products revenue will decline by around 70% in 2014 compared to the 2013 financial year. We expect minimal revenue for Legacy during 2015.

Dividend

On 26 February 2014, we announced that the Board was recommending a final dividend of $0.091 per ordinary share which, together with the interim dividend of $0.045 per ordinary share, amounted to $0.136 per ordinary share in respect of the 2013 financial year. This represented an increase of 15% over the 2012 full year dividend of $0.118 per ordinary share.

The dividend was approved by shareholders at the Annual General Meeting held on 21 May 2014 and was paid on 30 May 2014 to shareholders on the register as at 9 May 2014. The dividend was paid in sterling and the sterling value of the dividend payment per ordinary share was based on an exchange rate of £/$1.6840, which amounted to 5.4 pence per ordinary share.

In respect of the 26 week period ended 27 June 2014, the Board has approved payment of an interim dividend of $0.052 (2013: $0.045) per ordinary share. The dividend will be paid on 5 September 2014 to holders of record as at 15 August 2014. This reflects the Board’s confidence in the organic growth prospects for the Company and the commitment to delivering returns to shareholders via a progressive dividend policy. The Board expects interim dividends to be approximately one-third of the final dividend for the full year, although the decision on the final dividend will depend on the results achieved.

Share Buyback

The Board is committed to maximising shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board announced in February 2014 that a share buyback of up to $50 million was appropriate. We completed the buyback on 30 June with 5,118,026 ordinary shares purchased at an average price of 579 pence per ordinary share.

In June 2014, the Board authorised a further share buyback of up to $20 million, following the sale of Imaging IP assets. The Board believes the buyback will result in an increase in earnings per share and is in the best interests of shareholders generally.

In addition to the new share buyback, the Board has also decided to allocate $20 million arising from the sale of Imaging IP assets to the Employee Benefit Trust (“the Trust”). These funds will be used by the Trust to purchase shares in the market to cover the obligations of the Trust, thereby reducing the dilution arising from the future issue of shares under the Company’s stock option incentive programmes. The Trust is used to facilitate equity incentive programmes run as part of its total reward schemes for employees globally, including executive directors.

People

Total headcount was 2,085 as at 27 June 2014 (28 March 2014: 2,134).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR is a named defendant in two patent infringement cases filed by patent portfolio non-practising entities. Each of these two cases includes other defendants. The case brought by plaintiffs Azure Networks and Tri-County Excelsior Foundation is on appeal to the US Court of Appeals for the Federal Circuit following judgment of non-infringement entered against the plaintiffs on 30 May 2013 in the US District Court for the Eastern District of Texas. The case filed by HSM Portfolio and Technology Property on 1 September 2011 in the US District Court for Delaware is in the discovery stages with trial scheduled for September 2015.

China Southern Railway recently applied for use of “CSR” trademark at Chinese Trademark Office (“CTO”) for all industries (including semiconductors), and accordingly is challenging our trademark “CSR” in China at CTO. An initial decision is anticipated mid-2015 and appeals thereafter; this trademark dispute may proceed for years.

Financial Review – second quarter ended 27 June 2014

Second Quarter Financial Summary	IFRS		Underlying
	Q2 2014	Q2 2013	Q2 2014	Q2 2013
Revenue	$193.7m	$262.5m	$193.7m	$262.5m
Gross profit	$110.6m	$135.8m	$111.3m	$138.0m
Gross margin	57.0%	51.8%	57.5%	52.6%
R&D expenditure	$54.0m	$66.7m	$52.0m	$60.9m
SG&A expenditure	$30.7m	$46.8m	$29.8m	$37.7m
Reversal of impairment charge	$23.3m	$0.0m	$0.0m	$0.0m
Gain on disposal of Imaging IP	$15.3m	$0.0m	$0.0m	$0.0m
Operating profit	$64.5m	$22.3m	$29.5m	$39.3m
Tax charge	$4.1m	$2.8m	$6.3m	$6.4m
Diluted earnings per share	$0.34	$0.10	$0.13	$0.18
Net cash from operating activities	$8.7m	$30.0m	$8.7m	$30.0m

Revenue

Revenue decreased by 26% over the comparable period last year to $193.7 million (Q2 2013: $262.5 million) and Core revenue decreased by 14% to $175.6 million (Q2 2013: $203.1 million). The decrease in Core revenue was mostly driven by a fall in Auto revenue of 18% (Q2 2014: $52.0 million; Q2 2013: $63.6 million), following increased competitive pressures in Auto PND and Auto aftermarket in China, and a decrease in Consumer revenue of 27% (Q2 2014: $34.2 million; Q2 2013: $46.9 million), due to weakness in the Camera and Gaming business lines.

Revenue in Legacy in Q2 2014 was $18.1 million (Q2 2013: $59.4 million), a decrease of 70% over the comparable period last year.

Gross margin

Gross margins under IFRS increased by 5.2 percentage points to 57.0% (Q2 2013: 51.8%) and underlying gross margin increased by 4.9 percentage points to 57.5% (Q2 2013: 52.6%). The improvement in gross margins reflects Core revenue being a larger share of the revenue mix (Q2 2014: 91% of total revenue; Q2 2013: 77% of total revenue) and increased gross margins within Legacy (Q2 2014: 40.6%, Q2 2013: 28.9%), offsetting the slight decline in Core gross margins (Q2 2014: 59.2%, Q2 2013: 59.6%). Legacy gross margins improved due to the change in mix in end-of-life products, some of which had already been provided for.

Operating expenses

Operating expenditure under IFRS decreased by 25% to $84.7 million (Q2 2013: $113.5 million), with a 19% decrease in IFRS R&D expenditure to $54.0 million (Q2 2013: $66.7 million) and a 34% decrease in IFRS SG&A expenditure to $30.7 million (Q2 2013: $46.8 million), largely for the same reasons as underlying operating expenses, as discussed below.

Both IFRS R&D expenditure and IFRS SG&A expenditure were affected by a decrease in share based payment charges of $6.9 million (Q2 2014: $1.5 million; Q2 2013: $8.4 million). The decrease can be attributed to the decline in the share price during the quarter, which impacted the liability arising from social security due on share options and reduced liabilities related to cash settled share option schemes, as well as a true up of the fair value of certain share awards granted and vested during the quarter, resulting in credits to the share based payment charge.

Integration and restructuring expenses, included within IFRS SG&A expenditure, decreased by $4.9 million over the comparable period last year to $0.7 million (Q2 2013: $5.6 million), following the completion of various restructuring programmes.

Underlying operating expenses decreased by 17% to $81.8 million (Q2 2013: $98.6 million), with a 15% decrease in underlying R&D expenditure (Q2 2014: $52.0 million; Q2 2013: $60.9 million) and a 21% decrease in underlying SG&A expenditure (Q2 2014: $29.8 million; Q2 2013: $37.7 million), which was driven by lower variable employee expenses in Q2 2014 and a reduced cost base following the discontinuation of investment in our camera-on-a-chip (COACH) platform. Underlying R&D expenditure also benefited from the inclusion of UK R&D tax credits of $1.8 million within operating profit in Q2 2014, as opposed to a credit to the tax charge in Q2 2013, following the enactment of legislation during July 2013.

Reversal of impairment charge and gain on disposal of Imaging IP

On 8 June 2014, CSR completed the sale of certain Imaging intellectual property (IP) assets associated with its camera business, together with the team devoted to their development. The assets and 29 employees transferred are part of the camera-on-a-chip (COACH) development team. CSR announced that it would cease investment in future COACH products in December 2013 and an impairment charge of $76.9 million had been recognised in the Q4 2013 results.

Prior to the sale, there was an impairment reversal of $23.3 million, and a corresponding credit to the income statement, which restored the intangible assets associated with the COACH business to their carrying amount, had the initial impairment not taken place in 2013. The total consideration was $44.0 million, subject to post-closing conditions, resulting in a gain of $15.3 million.

Refer to note 11 for further details.

Operating profit

Operating profit under IFRS increased by $42.2 million to $64.5 million in Q2 2014 (Q2 2013: $22.3 million), driven by the reversal of asset impairment charges of $23.3 million, the gain on the sale of Imaging IP of $15.3 million and a 25% decrease in IFRS operating expenditure.

Underlying operating profit decreased by $9.8 million over the comparable period to $29.5 million (Q2 2013: $39.3 million). Though underlying gross margins improved by 4.9 percentage points, the 26% decrease in revenue resulted in a $26.7 million decrease in gross profit (Q2 2014: $111.3 million; Q2 2013: $138.0 million), which more than offset the 17% decrease in underlying operating expenses.

Tax charge

Under IFRS, the tax charge was $4.1 million, an increase of $1.3 million over the comparable period last year (Q2 2013: $2.8 million), giving an effective IFRS tax rate of 6.4% in Q2 2014, compared to 13.4% in Q2 2013. The decrease in the effective tax rate can largely be attributed to the minimal tax impact of the gain on disposal of Imaging IP and reversal of asset impairment charge.

The underlying tax charge was $6.3 million in Q2 2014, which was broadly consistent with the tax charge in the comparable period last year (Q2 2013: $6.4 million). However, the underlying effective tax rate was higher in Q2 2014 than the comparable period last year (Q2 2014: 21.1%; Q2 2013: 16.6%) due to the US R&D tax credit not yet having been extended into 2014, as well as the effect of the change in treatment of UK R&D tax credits to a credit in underlying operating profit in Q2 2014, compared to a credit in the tax charge in Q2 2013.

Earnings per share

Diluted earnings per share under IFRS increased by $0.24 per ordinary share to $0.34 (Q2 2013: $0.10), largely due to the the reversal of asset impairment charges of $23.3 million and the gain on the sale of Camera IP of $15.3 million, whereas underlying diluted earnings per ordinary share decreased by $0.05 per ordinary share to $0.13 (Q2 2013: $0.18), following a decrease in underlying profitability.

Cash, cash equivalents and treasury deposits

There was a cash inflow from operating activities of $8.7 million, a decrease of $21.3 million on the comparable period last year (Q2 2013: cash inflow of $30.0 million), driven by both a decrease in underlying profitability in comparison to Q2 2013, and negative movements in payables resulting in a $24.7 million cash outflow from working capital in Q2 2014, as opposed to a $8.6 million cash outflow from working capital in Q2 2013.

$60.4 million was returned to shareholders during the quarter, through both dividends ($15.2 million) and share buybacks ($45.2 million) and $4.5 million was spent to acquire people and assets from Reciva. The consideration for the sale of the Imaging IP was a total of $44.0 million which was received in July 2014.

Cash, cash equivalents and treasury deposits decreased by $65.3 million to $236.8 million (Q1 2014: $302.1 million) during the quarter.

Balance sheet

Days sales outstanding of 33 days was an improvement on both the previous quarter (Q1 2014: 36 days) and the comparable period last year (Q2 2013: 35 days) reflecting strong cash collection during the quarter.

A liability of $20.6 million was recognised on the balance sheet, due to IFRS requirements for the recording of a liability for the maximum potential outflow under close period share buyback arrangements. There was also a corresponding adjustment to reserves.

Goodwill increased by $2.2 million, following the acquisition of people and assets from Reciva during the quarter. Refer to note 10.

Financial Review – 26 weeks ended 27 June 2014

Half Year Financial Summary	IFRS		Underlying
	H1 2014	H1 2013	H1 2014	H1 2013
Revenue	$374.5m	$500.4m	$374.5m	$500.4m
Gross profit	$210.5m	$256.1m	$212.1m	$260.4m
Gross margin	56.2%	51.2%	56.6%	52.0%
R&D expenditure	$118.7m	$140.1m	$111.0m	$127.6m
SG&A expenditure	$69.2m	$86.0m	$60.1m	$74.3m
Reversal of impairment charge	$23.3m	$0.0m	$0.0m	$0.0m
Gain on disposal of Imaging IP	$15.3m	$0.0m	$0.0m	$0.0m
Operating profit	$61.2m	$30.0m	$41.0m	$58.4m
Tax charge	$4.5m	$7.6m	$9.1m	$11.5m
Diluted earnings per share	$0.32	$0.11	$0.18	$0.25
Net cash from operating activities	$7.3m	$18.5m	$7.3m	$18.5m

Revenue

Revenue decreased in H1 2014 by 25%, over the comparable period last year, to $374.5 million (H1 2013: $500.4 million). Core revenue decreased by 13% to $328.1 million (H1 2013: $375.0 million) over the same period. The decrease in Core revenue was due to decreases in revenue from Auto (12%) and Consumer (18%), for the reasons discussed in the Q2 financial commentary, and a 10% decrease in revenue from Voice & Music, reflecting the non-recurring revenue in China in H1 2013 resulting from the introduction of the enforcement of hands-free driving legislation.

Legacy revenue decreased by 63% to $46.4 million (H1 2013: $125.4 million) as these product ranges near the end of their product life cycle.

Gross margin

Gross margins under IFRS increased by 5.0 percentage points to 56.2% (H1 2013: 51.2%) and underlying gross margins increased by 4.6 percentage points to 56.6% (H1 2013: 52.0%). The improvement in gross margins reflects Core revenue being a larger share of the revenue mix (H1 2014: 88% of total revenue; H1 2013: 75% of total revenue) and increased gross margins within both Core (H1 2014: 59.7%, H1 2013: 58.6%) and Legacy (H1 2014: 35.3%, H1 2013: 32.3%). Core gross margins improved as a result of an increasing proportion of newer and higher margin products.

Operating expenses

Operating expenditure under IFRS decreased by 17% to $187.9 million (H1 2013: $226.1 million), with a 15% decrease in IFRS R&D expenditure (H1 2014: $118.7 million, H1 2013: $140.1 million) and a 20% decrease in SG&A expenditure (H1 2014: $69.2 million; H1 2013: $86.0 million).

Both R&D and SG&A expenditure under IFRS were impacted by a $7.2 million decrease in share based payment charges (H1 2014: $13.1 million; H1 2013: $20.3 million), for the same reasons as discussed in the Q2 financial commentary.

A decrease in amortisation charges from acquired intangibles of $5.5 million (H1 2014: $3.9 million; H1 2013: $9.4 million) also impacted both R&D and SG&A expenditure under IFRS, due to the impairment booked in Q4 2013, following the discontinuation of further investment in COACH.

Integration and restructuring expenses, included within IFRS SG&A expenditure, decreased by $8.7 million over the comparable period last year to $2.2 million (H1 2013: $10.9 million), following the completion of various restructuring programmes. There was a credit to IFRS SG&A expenditure in H1 2013 of $9.8 million arising from the release of a litigation provision.

Underlying operating expenses decreased by 15% to $171.1 million (H1 2013: $201.9 million), with a 13% decrease in underlying R&D expenditure (H1 2014: $111.0 million; H1 2013: $127.6 million) and a 19% decrease in underlying SG&A expenditure (H1 2014: $60.1 million; H1 2013: $74.3 million), which was driven by lower variable employee expenses in H1 2014 and a reduced cost base following the discontinuation of investment in our camera-on-a-chip (COACH) platform. Underlying R&D expenditure also benefited from the inclusion of UK R&D tax credits of $3.6 million within operating profit in H1 2014, as opposed to a credit to the tax charge in H1 2013, following the enactment of legislation during July 2013.

Operating profit

Operating profit under IFRS increased by $31.2 million to $61.2 million (H1 2013: $30.0 million), mostly driven by the reversal of asset impairment charges of $23.3 million and the gain on the sale of Camera IP of $15.3 million.

Underlying operating profit decreased by $17.4 million over the comparable period last year to $41.0 million (H1 2013: $58.4 million). Though underlying gross margins improved by 4.6 percentage points, the 25% decrease in revenue resulted in a $48.3 million decrease in gross profit (H1 2014: $212.1 million; H1 2013: $260.4 million), which more than offset the 15% decrease in underlying operating expenses.

Tax charge

The tax charge recognised under IFRS decreased by $3.1 million to $4.5 million, over the comparable period last year (H1 2013: $7.6 million). This is due to minimal tax arising from the main drivers of increased IFRS profitability, the gain on disposal of Imaging IP, and the tax impact of the release of the litigation provision in H1 2013.

The underlying tax charge was $9.1 million in H1 2014, a decrease of $2.4 million in comparison to H1 2013 ($11.5 million). However the underlying effective tax rate was 22.0% in H1 2014, compared to 20.5% in H1 2013, reflecting the US R&D tax credit not yet having been extended into 2014, as well as the effect of the change in treatment of UK R&D tax credits to a credit in underlying operating profit in H1 2014 compared to a credit in the tax charge in H1 2013.

Earnings per share

Diluted earnings per share under IFRS increased by $0.21 per ordinary share to $0.32 (H1 2013: $0.11), mainly due to the gain on disposal of Imaging IP and reversal of asset impairment charges whereas underlying diluted earnings per share decreased by $0.07 per ordinary share, over the comparable period last year, to $0.18 (H1 2013: $0.25) due to the decrease in underlying profitability in the first half of 2014.

Cash, cash equivalents, treasury deposits and investments

There was a cash inflow from operating activities of $7.3 million, a decrease of $11.2 million on the comparable period last year (H1 2013: cash inflow of $18.5 million), which is largely attributable to a decrease in underlying profitability in comparison to H1 2013.

In addition to an outflow of $46.1 million on share buybacks and $15.2 million on dividends, $17.3 million was spent on capital expenditure. Proceeds of $11.2 million were received from the exercise of employee share options during H1 2014.

Risks and uncertainties

The Board reported on the principal risks and uncertainties in the Annual Report and Financial Statements for the 52 weeks ended 27 December 2013. A detailed explanation can be found on pages 45 to 51 of the Annual Report and Financial Statements, which is available on CSR’s website on www.csr.com. Our Annual Report filed with the SEC under Form 20-F is available on www.sec.gov.

A further assessment was made at the half year and the significant risks identified were unchanged from those presented in the Annual Report and Financial Statements for the 52 weeks ended 27 December 2013. These risks and uncertainties (which remain applicable to the second half of the current year) include:

•	Risks related to the Company, including the business model, products, including product development, design cycle and market launch, technological risk, strategic, commercial, customer, supplier and supply chain, operational, financial, compliance, IP and litigation related risks;

•	Risks related to the industry, including general market trends, economic factors, foreign currency, technology, regulatory, competition and political stability related risks; and

•	Other risks related to owning CSR ordinary shares.

Responsibility statement

We confirm that to the best of our knowledge:

(a) the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

(b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the period); and

(c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board Chief Executive Officer	Chief Financial Officer
Joep van Beurden	Will Gardiner

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenue in both our Core and Legacy businesses, expected margins, expected trends, expected growth in our Core business (including Voice & Music, Auto and Bluetooth Smart, as well as the potential for our indoor location business), expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected market position, including expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected tax rates, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a reduction in demand for consumer products due to challenging and uncertain economic conditions; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2013 Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Providing this information does not imply that any licence is granted under any patent on other rights owned by CSR. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q2 2014	Q2 2013	Q1 2014	H1 2014	H1 2013
		$’000	$’000	$’000	$’000	$’000
Revenue		193,707	262,453	180,778	374,485	500,381
Cost of sales		(83,202)	(126,612)	(80,830)	(164,032)	(244,262)

Gross profit		110,505	135,841	99,948	210,453	256,119
Research and development costs		(54,003)	(66,684)	(64,727)	(118,730)	(140,140)
Selling, general and administrative expenses		(30,688)	(46,841)	(38,482)	(69,170)	(85,956)
Reversal of non-current asset impairment charges	11	23,267	—	—	23,267	—
Gain on sale of Imaging IP	11	15,338	—	—	15,338	—
Operating profit (loss)		64,419	22,316	(3,261)	61,158	30,023
Investment income		117	109	116	233	217
Finance expense		(83)	(1,328)	(460)	(543)	(3,277)

Profit (loss) before tax		64,453	21,097	(3,605)	60,848	26,963
Tax		(4,226)	(2,829)	(363)	(4,589)	(7,575)

Profit (loss) for the period		60,227	18,268	(3,968)	56,259	19,388

Earnings (loss) per share		$	$	$	$	$
Basic	5	0.36	0.11	(0.02)	0.34	0.12
Diluted	5	0.34	0.10	(0.02)	0.32	0.11

Condensed Consolidated Statement of Comprehensive Income

	Q2 2014	Q2 2013	Q1 2014	H1 2014	H1 2013
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	60,227	18,268	(3,968)	56,259	19,388
Items that may be reclassified subsequently to the income statement
Gain (loss) on cash flow hedges	2,564	18	1,004	3,568	(5,790)
Net tax on cash flow hedges in statement of comprehensive income	(551)	(4)	(216)	(767)	1,332
Transferred to income statement in respect of cash flow hedges	(2,726)	311	(1,525)	(4,251)	110
Tax on items transferred from statement of comprehensive income	652	(72)	328	980	(26)

Other comprehensive (loss) income for the period	(61)	253	(409)	(470)	(4,374)

Total comprehensive income (loss) for the period	60,166	18,521	(4,377)	55,789	15,014

Condensed Consolidated Balance Sheet

	27 June 2014	27 December 2013
	$’000	$’000
Non-current assets
Goodwill	133,551	131,340
Other intangible assets	70,312	72,286
Property, plant and equipment	38,527	36,424
Investment	3,500	2,500
Deferred tax asset	110,397	109,181
Long term asset	31,006	31,006

	387,293	382,737

Current assets
Inventory	70,219	73,914
Derivative financial instruments	5,895	6,171
Trade and other receivables	148,980	111,146
Corporation tax debtor	3,701	3,031
Treasury deposits	60,911	78,776
Cash and cash equivalents	175,933	227,468

	465,639	500,506

Total assets	852,932	883,243

Current liabilities
Trade and other payables	181,420	198,354
Current tax liabilities	10,338	9,071
Obligations under finance leases	—	725
Provisions	4,613	10,064
Contingent consideration	500	—

	196,871	218,214

Net current assets	268,768	282,292

Non-current liabilities
Trade and other payables	22,737	27,907
Deferred tax liability	4,948	4,948
Long-term provisions	1,587	2,522
Obligations under finance leases	—	3
Defined benefit pension scheme deficit	87	87

	29,359	35,467

Total liabilities	226,230	253,681

Net assets	626,702	629,562

Equity
Share capital	326	326
Share premium account	555,493	547,685
Capital redemption reserve	1,041	1,032
Merger reserve	61,574	61,574
Employee benefit trust reserve	(23,974)	(23,974)
Treasury shares	(123,572)	(131,123)
Hedging reserve	5,329	6,012
Share based payment reserve	152,876	142,327
Retained (loss) earnings	(2,391)	25,703

Total equity	626,702	629,562

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust reserve	Treasury shares	Hedging reserve	Share - based payment reserve	Retained earnings (loss)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2013	326	547,685	1,032	61,574	(23,974)	(131,123)	6,012	142,327	25,703	629,562
Profit for the period	—	—	—	—	—	—	—	—	56,259	56,259
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(683)	—	213	(470)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(683)	—	56,472	55,789
Share issues	9	7,808	—	—	—	7,551	—	—	(1,354)	14,014
Repurchase of ordinary shares	(9)	—	9	—	—	—	—	—	(49,733)	(49,733)
Share buy back liability	—	—	—	—	—	—	—	—	(20,575)	(20,575)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	12,362	—	12,362
Modification of equity-settled share-based payments	—	—	—	—	—	—	—	(1,813)	—	(1,813)
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	—	2,299	2,299
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	(15,203)	(15,203)

At 27 June 2014	326	555,493	1,041	61,574	(23,974)	(123,572)	5,329	152,876	(2,391)	626,702

	Called - up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust reserve	Treasury shares	Hedging reserve	Share - based payment reserve	Retained earnings*	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 29 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	99,280	694,934
Profit for the period	—	—	—	—	—	—	—	—	19,388	19,388
Other comprehensive income (loss) for the period	—	—	—	—	—	—	(5,680)	—	1,306	(4,374)

Total comprehensive income (loss) for the period	—	—	—	—	—	—	(5,680)	—	20,694	15,014
Share issues	8	15,985	—	—	—	5,112	—	—	(1,101)	20,004
Repurchase of ordinary shares	—	—	—	—	—	(49,884)	—	—	(726)	(50,610)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	16,560	—	16,560
Deferred tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	7,678	7,678
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	2,660	2,660
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	(13,041)	(13,041)

At 28 June 2013	325	539,639	1,029	61,574	(19,163)	(131,701)	(3,185)	129,237	115,444	693,199

*	During 2013 the tax reserve was merged in to retained earnings. As a consequence, the comparatives have been restated and presented as one combined reserve.

Condensed Consolidated Cash Flow Statement

		Q2 2014	Q2 2013	Q1 2014	H1 2014	H1 2013
	Note	$’000	$’000	$’000	$’000	$’000
Net cash inflow (outflow) from operating activities	6	8,731	29,981	(1,434)	7,297	18,490

Investing activities
Interest received		235	89	40	275	222
Purchase of treasury deposits		(81,516)	(18,575)	(6,162)	(87,678)	(32,267)
Sales of treasury deposits		46,326	17,873	59,217	105,543	27,750
Purchases of property, plant and equipment		(4,848)	(4,604)	(4,972)	(9,820)	(8,649)
Purchases of intangible assets		(3,938)	(1,781)	(3,546)	(7,484)	(9,152)
Acquisition of people and assets of Reciva	10	(4,500)	—	—	(4,500)	—
Disposal of Imaging IP	11	(3,861)	—	—	(3,861)	—
Proceeds on disposal of property, plant and equipment		—	9	16	16	180
Purchase of investment		—	—	(1,000)	(1,000)	—

Net cash (used in) from investing activities		(52,102)	(6,989)	43,593	(8,509)	(21,916)

Financing activities
Repayments of obligations under finance lease		—	—	(696)	(696)	(694)
Proceeds on issue of shares		2,938	4,623	8,278	11,216	16,137
Repurchase of ordinary shares		(45,224)	(47,661)	(840)	(46,064)	(49,818)
Equity dividends paid to shareholders		(15,203)	(13,041)	—	(15,203)	(13,041)

Net cash (used in) from financing activities		(57,489)	(56,079)	6,742	(50,747)	(47,416)

Net (decrease) increase in cash and cash equivalents		(100,860)	(33,087)	48,901	(51,959)	(50,842)
Cash and cash equivalents at beginning of period		276,378	295,739	227,468	227,468	314,760
Effect of foreign exchange rate changes		415	(656)	9	424	(1,922)

Cash and cash equivalents at end of period		175,933	261,996	276,378	175,933	261,996

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 27 December 2013 on 25 February 2014. The condensed set of financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standards 34 ‘Interim Financial Reporting’ (‘IAS 34’), as adopted by the European Union and as issued by the IASB. The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 27 December 2013. IFRS 13 Fair Value Measurements has been adopted by the Group for the first time during the 52 week period ending 26 December 2014 and the relevant disclosure requirements have been included in note 12.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 27 December 2013 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 27 December 2013 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The 27 December 2013 balance sheet was derived from audited financial statements but does not include all disclosures required by IFRS as adopted by the European Union and as issued by the IASB. However the Company believes that the disclosures are adequate to make the information presented not misleading.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates

Q2 2014	13 weeks	29 March 2014 to 27 June 2014

Q1 2014	13 weeks	28 December 2013 to 28 March 2014

Q2 2013	13 weeks	30 March 2013 to 28 June 2013

H1 2014	26 weeks	28 December 2013 to 27 June 2014

H1 2013	26 weeks	29 December 2012 to 28 June 2013

2 Going Concern

The condensed consolidated financial statements have been prepared on the going concern basis.

The Group’s business activities and financial performance in the period under review are discussed above. A detailed explanation of the risk and uncertainties faced by the Group can be found on pages 45 to 51 of the Annual Report and Financial Statements which is available on CSR’s website at www.csr.com and a description of the assessment of risk by the Group is given on pages 63 to 65.

The directors have given consideration to the results of the current period, future cash forecasts and revenue projections based on prudent market data. The Group has adequate financial resources and a robust policy towards treasury risk and cash flow management and as a consequence, the directors believe the Group is well placed to manage its business risks successfully. After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report, and accordingly they continue to adopt the going concern basis.

3 Changes in share capital

In the second quarter 2014, 1,329,886 ordinary shares were issued for employee share option exercises. Consideration was $5,668,429 at a premium of $5,662,982. In addition, 114,355 ordinary shares were issued from ordinary shares held at treasury to satisfy employee share option exercises.

During the first half 2014, 3,256,042 ordinary shares were issued for employee share option exercises. Consideration was $7,816,232 at a premium of $7,807,595. In addition, 1,250,653 ordinary shares were issued from ordinary shares held at treasury to satisfy employee share option exercises.

During the first half of 2014, CSR purchased 5,068,000 ordinary shares, of which 4,608,000 ordinary shares had been cancelled prior to 27 June 2014 and the remaining 460,000 ordinary shares were cancelled subsequent to 27 June 2014.

As at 27 June 2014, there were 165,619,631 ordinary shares in issue. This figure is after adjusting for 20,062,924 ordinary shares held by CSR plc in treasury and the 5,068,000 ordinary shares purchased by CSR during the first half of 2014.

4 Segmental reporting

CSR is a leading provider of platform technology solutions for the consumer electronics market.

Products from which reportable segments derive their revenues

The Group has four operating segments which are reported to the Chief Executive, who is our chief operating decision maker, for internal monitoring and allocation of resources. In our opinion each operating segment is a reporting segment.

The Group reportable segments under IFRS 8 ‘Operating Segments’ are as follows:

Voice & Music	Mono and Stereo audio
Automotive	Automotive and Personal Navigation Device (PND) applications
Consumer	Cameras, Gaming, Document Imaging, Indoors Location, Bluetooth Smart and other consumer applications
Legacy	Legacy Home Entertainment, Handset Connectivity and Handset Location

The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 27 June 2014:

26 weeks ended 27 June 2014	Automotive	Consumer	Voice & Music	Legacy	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	104,325	73,825	149,937	46,398	—	374,485

Result
Underlying operating (loss) profit	(9,399)	(11,939)	47,203	15,178	—	41,043

Share-based payment charges					(13,080)	(13,080)
Amortisation of acquired intangible assets					(3,923)	(3,923)
Integration and restructuring					(2,193)	(2,193)
Reversal of impairment charges					23,267	23,267
Gain on disposal of Camera IP					15,338	15,338
Other operating income					706	706

Operating profit						61,158
Investment income						233
Finance costs						(543)

Profit before tax						60,848

The following is an analysis of the Group’s revenue and results for the 26 week period ended 28 June 2013:

26 weeks ended 28 June 2013	Automotive	Consumer	Voice & Music	Legacy	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	118,760	89,514	166,686	125,421	—	500,381

Result
Underlying operating (loss) profit	(4,287)	(36,276)	67,100	31,893	—	58,430

Share-based payment charges					(20,287)	(20,287)
Amortisation of acquired intangible assets					(9,363)	(9,363)
Integration and restructuring					(10,885)	(10,885)
Release of litigation provision					9,827	9,827
Other operating income					2,451	2,451
Patent settlement					(150)	(150)

Operating profit						30,023
Investment income						217
Finance costs						(3,277)

Profit before tax						26,963

5 Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q2 2014	165,543,088	174,629,542
Q2 2013	165,119,515	176,181,890
Q1 2014	164,009,094	174,830,302
H1 2014	164,776,091	175,169,488
H1 2013	164,806,831	176,028,784

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

6 Reconciliation of net profit (loss) to net cash from operating activities

		Q2 2014	Q2 2013	Q1 2014	H1 2014	H1 2013
	Note	$’000	$’000	$’000	$’000	$’000
Net profit (loss)		60,227	18,268	(3,968)	56,259	19,388
Adjustments for:
Investment income		(117)	(109)	(116)	(233)	(217)
Finance costs		83	1,328	460	543	3,277
Income tax expense		4,226	2,829	363	4,589	7,575
Amortisation of intangible assets		3,978	7,551	3,934	7,912	15,181
Depreciation of property, plant and equipment		3,609	3,176	3,438	7,047	6,196
Loss (gain) on disposal of property, plant and equipment and intangible fixed assets		34	167	(47)	(13)	21
Share option charges		3,624	7,057	8,738	12,362	16,560
Reversal of non-current asset impairment charges	11	(23,267)	—	—	(23,267)	—
Gain on sale of Imaging IP	11	(15,338)	—	—	(15,338)	—
Decrease in provisions		(3,140)	(253)	(3,557)	(6,697)	(11,088)

Operating cash flows before movements in working capital		33,919	40,014	9,245	43,164	56,893
(Increase) decrease in inventories		(3,629)	3,008	7,324	3,695	(1,555)
Decrease (increase) in receivables		1,530	11,587	5,056	6,586	(3,792)
Decrease in payables		(22,638)	(23,208)	(21,638)	(44,276)	(31,944)

Cash generated by (used in) operations		9,182	31,401	(13)	9,169	19,602
Foreign tax paid		(305)	(1,326)	(1,349)	(1,654)	(947)
Interest paid		(146)	(94)	(72)	(218)	(165)

Net cash inflow (outflow) from operating activities		8,731	29,981	(1,434)	7,297	18,490

7 Contingent Liabilities

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR is a named defendant in two patent infringement cases filed by patent portfolio non-practising entities. Each of these two cases includes other defendants. The case brought by plaintiffs Azure Networks and Tri-County Excelsior Foundation is on appeal to the US Court of Appeals for the Federal Circuit following judgment of non-infringement entered against the plaintiffs on 30 May 2013 in the US District Court for the Eastern District of Texas. The case filed by HSM Portfolio and Technology Property on 1 September 2011 in the US District Court for Delaware is in the discovery stages with trial scheduled for September 2015.

China Southern Railway recently applied for use of “CSR” trademark at Chinese Trademark Office (“CTO”) for all industries (including semiconductors), and accordingly is challenging our trademark “CSR” in China at CTO. An initial decision is anticipated mid-2015 and appeals thereafter; this trademark dispute may proceed for years.

No provision has been recorded for any of the cases above as cash outflow has not been deemed probable at the balance sheet date.

8 Taxation

Tax for the 26 week period ended 27 June 2014 is charged at 7.4% (26 weeks ended 28 June 2013: 28.1%) representing the best estimate of the average annual effective tax rate expected for the full year, applied to the pre-tax profit for the 26 week period.

9 Dividends

Amounts recognised as equity dividends issued to shareholders were $15,203,000. The proposed interim dividend for the 26 week period ended 27 June 2014 is $0.052 per share.

The proposed interim dividend of $0.052 per share was approved by the Board subsequent to 27 June 2014 and has not been included as a liability as of 27 June 2014.

10 Acquisition of people and assets of Reciva Limited

On 23 June 2014, Cambridge Silicon Radio Limited, a subsidiary of CSR plc, entered in to a sale agreement to purchase certain assets and a development team from Reciva Limited for total consideration of $5.0 million. Reciva aggregates internet radio and streaming music services in the cloud and provides a common interface which can stream multiple services to internet connected audio products. The acquisition will enhance CSR’s Voice & Music business by adding streaming audio capabilities to its networked audio products via CSR’s service delivery platform.

The provisional acquisition note is shown below:

Recognised amounts of assets acquired at fair value
$’000
Intangible assets	2,600
Financial assets	500
Provisions	(311)

Net assets acquired	2,789
Goodwill	2,211

Total consideration	5,000

Satisfied by:
Cash and cash equivalents	4,500
Contingent consideration	500

Total consideration transferred	5,000

Net cash outflow arising on acquisition
Cash consideration	(4,500)

The contingent consideration is dependent upon the delivery of certain intellectual property, by Reciva Limited to Cambridge Silicon Radio Limited, prior to 31 October 2014. The value attributed to contingent consideration is equivalent to the further cash payment of $0.5 million that will be disbursed to Reciva Limited upon delivery of certain intellectual property.

The goodwill arising on acquisition is attributable to future income from embedding the acquired technology into our Voice & Music products, as well as the expertise of the five members of staff who have transferred to CSR. It is not anticipated that any of the goodwill will be deductible for income tax purposes.

Acquisition-related costs included within administrative expenses in the CSR plc consolidated income statement for the 26 weeks ended 27 June 2014 amounted to $0.1 million.

The contribution from the acquired business to the Group’s revenue and to the Group’s profit for the period between the date of the acquisition and the balance sheet date is $nil.

11 Imaging IP assets – reversal of impairment and subsequent sale

CSR announced that it would cease investment in future COACH products in December 2013, resulting in a $76.9 million impairment charge, against the goodwill and non-current assets allocated to the Cameras cash generating unit (CGU), in the income statement for the 52 weeks ended 27 December 2013.

On 8 June 2014, CSR completed the sale of certain Imaging intellectual property (IP) assets associated with its camera business, together with the team devoted to their development. The sale was for a total consideration of $44.0 million, subject to post-closing conditions. The people and assets transferred were part of the camera-on-a-chip (COACH) operations.

Once it became certain that IP associated with the COACH business and allocated to the Cameras CGU was to be sold in June 2014 this triggered an assessment of the carrying value of assets allocated to this CGU. The outcome of this assessment was to re-instate the non-current assets, other than the goodwill, associated with the Camera CGU, at a carrying amount equivalent to that if the assets had not been impaired ($23.3 million) and reverse the impairment charges made against those non-current assets in December 2013. This resulted in a credit of $23.3 million within operating profit in both the Q2 and H1 2014 results.

Following the disposal on June 8, CSR no longer holds any assets associated with the COACH business.

The gain arising from this disposal is as follows:

$’000
Consideration	44,000
Carrying amount of intangible assets	(23,267)
Directly attributable costs	(5,395)

Gain on disposal of Camera IP	15,338

Consideration:
Cash and cash equivalents	36,500
Cash to be held in an escrow account	7,500

44,000

Net cash flow at balance sheet date
Directly attributable costs	(3,861)

The consideration of $44.0 million was received on 2 July 2014. This is held within ‘Trade and other receivables’ on the balance sheet as at 27 June 2014.

The directly attributable costs of $5.4 million include legal and professional fees and the employment costs of certain employees from the transferred IP imaging development team. Of these costs, $1.5 million remained unpaid at the balance sheet date.

12 Financial Instruments

The group held the following financial instruments at fair value. There are no non-recurring fair value measurements.

27 June 2014	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	$’000	$’000	$’000	$’000
Financial assets at FVTPL
United States government fixed income debt securities	15,821	—	—	15,821
Derivative instruments in designated hedge accounting relationships	—	5,329	—	5,329
Fair value through profit and loss (FVTPL)	—	566	—	566
Available for sale financial assets
Shares in unquoted equity securities	—	—	3,500	3,500
Financial liabilities at FVTPL
Liability for contractual milestones	—	—	(5,000)	(5,000)

27 December 2013	Quoted prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	$’000	$’000	$’000	$’000
Financial assets at FVTPL
United States government fixed income debt securities	13,776	—	—	13,776
Derivative instruments in designated hedge accounting relationships	—	6,011	—	6,011
Fair value through profit and loss (FVTPL)	—	160	—	160
Available for sale financial assets
Shares in unquoted equity securities	—	—	2,500	2,500
Financial liabilities at FVTPL
Liability for contractual milestones	—	—	(5,000)	(5,000)

The derivative instruments in designated hedging relationships, whose fair value includes the use of level 2 inputs, are valued with reference to the prevailing quoted forward exchange rate of the US Dollar to the British Pound Sterling at the balance sheet date.

The fair value of the unquoted equity shares can be determined as management monitors the ongoing investment by oversight involvement in the investees and due to the recent nature of the purchase, by either the Group or other equity holders of the investees.

The liability for contractual milestones relates to consideration received as part of the Samsung transaction in 2012, which is subject to adjustment up to $5.0 million in certain circumstances relating to the achievement of contractual milestones. The fair value was determined through an assessment of the probabilities of these possible circumstances and their outcomes.

The directors consider that the carrying value of financial assets and financial liabilities recorded at amortised cost in the financial statements are approximately equal to their fair values.

The following is a reconciliation of level 3 fair value measurements of financial assets:

Available for sale
Unquoted equities
$’000
Balance at 27 December 2013	2,500

Purchases	1,000

Balance at 27 June 2014	3,500

13 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. There have been no material changes in the type of related party transactions described in the last annual report.

Supplementary information

Reconciliation of IFRS results to underlying measures

Q2 2014
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	110,505	57.0	(54,003)	(30,688)	64,419	64,453	(4,226)	60,227	0.34
Amortisation of intangibles	818	0.5	215	928	1,961	1,961	(876)	1,085	0.01
Share option charges	—	—	1,797	(316)	1,481	1,481	(1,169)	312	—
Integration and restructuring	—	—	—	650	650	650	(517)	133	—
Other operating income	—	—	—	(374)	(374)	(374)	(57)	(431)	—
Reversal of impairment charge	—	—	—	—	(23,267)	(23,267)	—	(23,267)	(0.13)
Gain on disposal of Camera IP	—	—	—	—	(15,338)	(15,338)	7	(15,331)	(0.09)
Unwinding of discount on non-underlying items	—	—	—	—	—	274	(59)	215	—
Derecognition of deferred tax on tax losses	—	—	—	—	—	—	362	362	—
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	150	150	—

Underlying	111,323	57.5	(51,991)	(29,800)	29,532	29,840	(6,385)	23,455	0.13

Q2 2013
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	135,841	51.8	(66,684)	(46,841)	22,316	21,097	(2,829)	18,268	0.10
Amortisation of intangibles	2,138	0.8	505	2,017	4,660	4,660	(1,103)	3,557	0.02
Share option charges	—	—	5,245	3,137	8,382	8,382	(1,067)	7,315	0.04
Integration and restructuring	—	—	—	5,596	5,596	5,596	(1,602)	3,994	0.03
Other operating income	—	—	—	(1,771)	(1,771)	(1,771)	412	(1,359)	(0.01)
Patent settlement	—	—	—	150	150	150	(35)	115	—
Unwinding of discounts on non-underlying items	—	—	—	—	—	409	(95)	314	—
Deferred tax on unexercised share options	—	—	—	—	—	—	(940)	(940)	(0.01)
Release of litigation provision	—	—	—	—	—	—	(35)	(35)	—
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	880	880	0.01

Underlying	137,979	52.6	(60,934)	(37,712)	39,333	38,523	(6,414)	32,109	0.18

Q1 2014
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	99,948	55.3	(64,727)	(38,482)	(3,261)	(3,605)	(363)	(3,968)	(0.02)
Amortisation of intangibles	818	0.5	216	928	1,962	1,962	(462)	1,500	0.01
Share option charges	—	—	5,573	6,026	11,599	11,599	(1,680)	9,919	0.05
Integration and restructuring	—	—	—	1,543	1,543	1,543	(276)	1,267	0.01
Other operating income	—	—	—	(332)	(332)	(332)	71	(261)	—
Unwinding of discount on non-underlying items	—	—	—	—	—	307	(66)	241	—

Underlying	100,766	55.8	(58,938)	(30,317)	11,511	11,474	(2,776)	8,698	0.05

H1 2014
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	210,453	56.2	(118,730)	(69,170)	61,158	60,848	(4,589)	56,259	0.32
Amortisation of intangibles	1,636	0.4	431	1,856	3,923	3,923	(1,338)	2,585	0.01
Share option charges	—	—	7,370	5,710	13,080	13,080	(2,849)	10,231	0.06
Integration and restructuring	—	—	—	2,193	2,193	2,193	(793)	1,400	0.01
Other operating income	—	—	—	(706)	(706)	(706)	14	(692)	—
Reversal of impairment charge	—	—	—	—	(23,267)	(23,267)	—	(23,267)	(0.13)
Gain on sale of Camera IP	—	—	—	—	(15,338)	(15,338)	7	(15,331)	(0.09)
Unwinding of discount on non-underlying items	—	—	—	—	—	581	(125)	456	—
Derecognition of deferred tax on tax losses	—	—	—	—	—	—	362	362	—
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	150	150	—

Underlying	212,089	56.6	(110,929)	(60,117)	41,043	41,314	(9,161)	32,153	0.18

H1 2013
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	256,119	51.2	(140,140)	(85,956)	30,023	26,963	(7,575)	19,388	0.11
Amortisation of intangibles	4,277	0.8	1,006	4,080	9,363	9,363	(2,247)	7,116	0.04
Share option charges	—	—	11,499	8,788	20,287	20,287	(3,409)	16,878	0.10
Integration and restructuring	—	—	—	10,885	10,885	10,885	(2,465)	8,420	0.05
Patent and litigation settlements	—	—	—	150	150	150	(35)	115	—
Other operating income	—	—	—	(2,451)	(2,451)	(2,451)	570	(1,881)	(0.01)
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,439	(6,388)	(0.04)
Unwinding of discount on non-underlying items	—	—	—	—	—	850	(198)	652	—
Deferred tax on unexercised options	—	—	—	—	—	—	(940)	(940)	(0.01)
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	1,362	1,362	0.01

Underlying	260,396	52.0	(127,635)	(74,331)	58,430	56,220	(11,498)	44,722	0.25